02 JUN 20 AM 11:11

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

02042174

Securities and Exchange Cor
Filing Desk
Division of Corporation Fina
Office of International Corpor... Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

SUPPL

14th June 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

- Beckham wins hearts – but Brazil will be world cup winners
- Men wash their hair more often than women
- Fat cats should give bonuses back
- Part IV – A Class Act

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1334.

Yours faithfully

Judith George
Assistant Company Secretary

dlw 6/26

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3050

f:\users\legal\cherylb\judi\docs\adr's\009.doc

PRESS INFORMATION

TAYLOR NELSON SOFRES

Date: Wednesday 29th June 2002

Contact: Mica Quinn, International PR Manager, Taylor Nelson Sofres
Tel: (44) 20 8967 4787 or email: mica.quinn@tnsofres.com

OR: Sian Braithwaite, Marketing Manager, Taylor Nelson Sofres
Tel: 02 9563 4315 or email: sian.braithwaite@au.tnsofres.com

PART IV - A CLASS ACT?

A recent survey carried out at Australian Institute of Company Directors (AICD) Conference 2002 showed that 53 percent of the Directors agreed that Part IV of the Trade Practices Act, governing efficient market rules, is necessary to ensure Australian business remains competitive. Only a quarter agreed that the section was flawed legislation.

The study also revealed an overwhelming belief amongst company directors that businesses have a moral obligation to protect the interests of consumers with 77 percent of company directors confirming this. With small businesses being seen to provide the competition necessary to fill the service and product gaps lacking in the market, company directors on the whole (69 percent) indicated that they believe it is the government's responsibility to protect small business and the vital competitive role it provides.

Perhaps most interesting of all, is the belief amongst company directors that the ACCC, the guardian of Part IV, performs it duties on the basis of profile rather than in the interests of competition. 61 percent of company directors believe that the ACCC only investigate high profile transgressions of Part IV. Furthermore, there is belief that the regulator uses unfair, "trial by media" in pursuing its actions with and agreement level of 61 percent, (a slight skew to larger companies).

/Cont'd...

Other key findings

- 60 percent of company directors surveyed believed that a company director could sit on a maximum of 5 boards and still be effective
- 42 percent believed paid maternity leave should be a standard condition of business. Interestingly, larger corporations were more likely to support the concept with smaller business calling for government to assist in 'bridging the payment gap' should such legislation be introduced.

Commenting on the results, Cietan Kitney, Account Director at Taylor Nelson Sofres said, "These results show that contrary to popular belief, business believes in the tenets of section IV and understand the moral responsibility they have to consumers. They believe legislation helps in this regard. Their objections to the TPA stem from the manner in which the regulator upholds the principles of a competitive market - a system where, according to business, cases are investigated on the basis of profile and hype rather than in the interests of consumers." Kitney continues, "Business believe that there are many anti-competitive practices perpetuated in the market which are not 'sexy' or high profile enough to catch the regulator's interest."

ends-

Note to editors

The study, conducted by Taylor Nelson Sofres Australia at the Australian Institute of Company Directors (AICD) 'Catch the Future' conference from 15 to 17 May, surveyed 306 business leaders from around the country on issues such as the budget, the management of the taxation office and superannuation in Australia.

Taylor Nelson Sofres

Through its international network of 230 offices in more than 50 countries, Taylor Nelson Sofres provides market information services in over 80 countries to national and multi-national organisations. It is ranked as the fourth largest market information group in the world. Further information on Taylor Nelson Sofres is available from the corporate website: www.tnsofres.com

/Cont'd...

Part IV

The components of Part IV of the Trade Practices Act (TPA) are aimed at preserving a competitive marketplace. The legislation is aimed at providing three economic objectives; industry efficiency and resulting community benefit; competition as a means to an end; consumer protection for its own sake as a stimulus to competition. Economics rather than ethics drives the regulation of trade practices. The Part IV rules ensuring the competitiveness of markets in the interests of consumers are broken into 2 sections;
1 - prohibition of specific behaviours
2 - preservation of the competitive structure.
For the purposes of the TPA, market is defined as a network of actual buyer and sellers of goods or services that are or could be in close competition and competition requires both that prices should be flexible reflecting the forces of supply and demand, and that there should be independent rivalry in all dimensions offered to consumers

Press Enquiries:

Mica Quinn, International PR Manager, Taylor Nelson Sofres
Tel: (44) 20 8967 4787 or email: mica.quinn@tnsofres.com

OR: Sian Braithwaite, Marketing Manager, Taylor Nelson Sofres
Tel: 02 9563 4315 or email: sian.braithwaite@au.tnsofres.com

PRESS INFORMATION

Date: Wednesday 29th May 2002

Contact: Mica Quinn, International PR Manager, Taylor Nelson Sofres
Tel: (44) 20 8967 4787 or email: mica.quinn@tnsofres.com

OR: Sian Braithwaite, Marketing Manager, Taylor Nelson Sofres
Tel: 02 9563 4315 or email: sian.braithwaite@au.tnsofres.com

FAT CATS SHOULD GIVE BONUSES BACK

Business leaders from the Australian Institute of Company Directors (AICD) believe that substantial performance bonuses paid to senior company executives during "good times" should be returned to the company by the individual should the company fail within a legislated time frame. 66 per cent of company directors at the AICD Conference 2002 supported this finding.

The surveyed carried out at the AICD Conference from 15 to 17 May also showed that businesses are largely unconvinced that the bonuses paid to senior executives in Australia are representative of the individual's importance in the company's success. Only 32 per cent of company directors agreed with this statement.

The demand for accountability amongst senior managers is one of importance - 86 per cent of respondents agreed that executive options should be listed in company reports. Furthermore, 60 per cent would like to see performance bonuses comprising a larger percentage of executive compensation than it is currently. Respondents were split 50:50 however on whether shareholders should vet substantial bonus payments to individuals.

Other key findings

- 60 per cent of company directors surveyed believed that a company director could sit on a maximum of 5 boards and still be effective

/Cont'd...

- 42 per cent believed paid maternity leave should be a standard condition of business. Interestingly, larger corporations were more likely to support the concept with smaller business calling for the Government to assist in 'bridging the payment gap' should such legislation be introduced.

Commenting on the results, Jon Ruttan, Information Architect at Taylor Nelson Sofres, said: "Consumer sentiment in relation to executive bonuses paid in public companies has been well publicised. Until now, business has not commented on the issue. This study shows that business sentiment strongly supports accountability within the senior executive ranks in Australian companies".

ends-

Note to editors

The study, conducted by Taylor Nelson Sofres Australia at the Australian Institute of Company Directors (AICD) 'Catch the Future' conference from 15 to 17 May, surveyed 306 business leaders from around the country on issues such as the budget, the management of the taxation office and superannuation in Australia.

Taylor Nelson Sofres

Through its international network of 230 offices in more than 50 countries, Taylor Nelson Sofres provides market information services in over 80 countries to national and multi-national organisations. It is ranked as the fourth largest market information group in the world. Further information on Taylor Nelson Sofres is available from the corporate website: www.tnsofres.com

Press Enquiries:

Mica Quinn, International PR Manager, Taylor Nelson Sofres
Tel: (44) 20 8967 4787 or email: mica.quinn@tnsofres.com

OR: Sian Braithwaite, Marketing Manager, Taylor Nelson Sofres
Tel: 02 9563 4315 or email: sian.braithwaite@au.tnsofres.com

PRESS INFORMATION

TAYLOR NELSON SOFRES

Date: 23rd May 2002

Contact: Sarah Burrows, Communiqué
Tel: + (852) 2850 5990 or email: sarah@communiquehk.com

OR: Mica Quinn, International PR Manager, Taylor Nelson Sofres
Tel: +44 (0)20 8967 4787 or email: mica.quinn@tnsofres.com

BECKHAM WINS HEARTS - BUT BRAZIL WILL BE WORLD CUP WINNERS

FINDINGS REVEAL ASIA PACIFIC PERSPECTIVE ON TOURNAMENT

The battle for the coveted position of Asia's favourite football player during the World Cup is being closely fought between David Beckham, (21 per cent) and Brazil's Ronaldo (19 per cent) according to the findings of a pre-World Cup study conducted across Asia by leading market information company Taylor Nelson Sofres (TNS). However, respondents agreed that Ronaldo and his Brazilian team-mates will not be coming face to face with England for the final in Japan on 30th June. Instead, 38 per cent predict that Brazil will confront reigning champions, France.

The study, which polled over 10,000 people from 10 Asian countries[1], revealed that with just weeks to go before the big day, the current level of interest[2] in the World Cup across the region stands at 52 per cent. These latest figures should give considerable confidence to advertisers as it was found that 81 per cent of those who expressed interest in the tournament expect to watch the final live on television.

As for who will actually take home the Cup, perennial favourites Brazil (22 per cent), and current holders France (20 per cent) were repeatedly cited as most likely to win. Brazil gained the majority vote in India (35 per cent), Malaysia (34 per cent), China (27 per cent), Taiwan (24 per cent), Hong Kong (20 per cent) and Australia (20 per cent). The only exception was Thailand where 26 per cent of those interested in the World Cup said they thought England would win.

Perhaps not surprisingly, when asked which team they would *like* to see win the World Cup, (as opposed to which team they *expect* to win) respondents invariably chose their own national team if competing, i.e.- South Korea (79 per cent), Japan (82 per cent), China (49 per cent) and Hong Kong [for China] (36 per cent) Among countries not competing, Brazil is the team most people expect to win (18 per cent) followed by England (14 per cent).

One interesting - and rather surprising - outcome of the research is the contrast in the levels of interest in the World Cup expressed by the people in the joint host nations, South Korea and Japan. Almost nine out of ten (89 per cent) people in South Korea expressed an interest compared with only a third (33 per cent) in Japan. However, Japan's lack of interest in the World Cup - second to Taiwan where just 25 per cent of people surveyed reported interest - may be explained by the apparent popularity of baseball in Japan where, according to the results of the study, the game ranks as the nation's favourite sport.

Andrew Davison, TNS Project Director said: "The survey shows a clear correlation between the popularity of individual players and the popularity of their corresponding team, especially for the Brazil and England teams which enjoy widespread support in Asia. However, although 14 per cent would like to see Beckham hold up the World Cup, the feeling throughout the region is that England are not actually capable of winning and most people still expect Brazil to emerge as winners despite the recent challenges they faced in qualifying."

Mark O'Keefe, General Manager of TNSSPORT Asia commented: "The results suggest that sports sponsorship is influencing preferences across Asia, with key teams, players and increased football coverage on TV providing effective promotional vehicles. Despite their quality, the study shows that pre-tournament favourites, Argentina and France, do not have the same impact on the Asian public as the Brazilian team, whose brand values are clearly understood and heavily promoted by their sponsors."

-Ends-

Note to Editors

[1] Countries surveyed: Hong Kong, Japan, Malaysia, Taiwan, Thailand, China, Singapore, Australia, India and South Korea.

[2] 'level of interest' refers to respondents who indicated that they were 'very interested' or 'somewhat interested' in the World Cup

TNS World Cup 2002 was conducted in 10 countries across Asia, with a total sample size of over 10,000 respondents. Fieldwork was conducted by telephone in all countries except India, Thailand, and Japan where interviews were conducted face to face. Fieldwork was conducted at various times throughout April 2002. Each country is given an equal weighting in the regional totals. Questions in India were asked to males only. China was not included in the main body of the study; some questions were addressed to a small sample of respondents to provide indicative responses only. China is not included within the given Asia totals.

About Taylor Nelson Sofres

Through its international network of 230 offices in more than 50 countries, Taylor Nelson Sofres provides market information services in over 80 countries to national and multi-national organisations. It is ranked as the fourth largest market information group in the world. Further information on Taylor Nelson Sofres is available from the corporate website: www.tnsofres.com

Expect to watch World Cup Final live on TV


100
90
80
70
60
50
40
30
20
10
0
70
74
87
70
87
77
76
94
92
81
Hong Kong
Japan
Malaysia
Taiwan
Thailand
Singapore
Australia
India
Korea
Total

Base: 'Very' or 'somewhat' interested in World Cup football.
India: questions to males only.

Who will win the World Cup: Brazil v France



40
35
30
25
20
15
10
5
0
Brazil
France
20
17
13
33
34
18
24
7
13
17
21
29
20
16
35
12
21
32
22
20
Hong Kong
Japan
Malaysia
Taiwan
Thailand
Singapore
Australia
India
Korea
Total

Base: 'Very' or 'somewhat' interested in World Cup football.
India: questions to males only.

Favourite player: Beckham vs Ronaldo



50
45
40
35
30
25
20
15
10
5
0
David Beckham
Ronaldo
39
9
36
11
36
15
33
12
25
30
8
46
7
36
2
1
1
21
18
Thailand
Hong Kong
Australia
Singapore
Malaysia
Taiwan
India
Japan
Korea
Total

Base: 'Very' or 'somewhat' interested in World Cup football.
India: questions to males only.

Favourite player in Japan is Hidetoshi Nakata (33%).
Favourite player in Korea is Hong Myung-bo (28%)

For further press information, please contact:

Sarah Burrows/Jacqui Donaldson ***OR***
Communiqué
Tel: (852) 2850 5990

email: sarah@communiquehk.com

Mica Quinn, International PR Manager
Taylor Nelson Sofres
Tel: +44 (0)20 8967 4787

email: mica.quinn@tnsofres.com

PRESS INFORMATION

Date : 27th May 2002

Contact: Gillian Kidney, UK PR Executive, Taylor Nelson Sofres
Tel: +44 (0)20 8967 1415 or email: gillian.kidney@tnsofres.com
OR: Paul Stelmaszczyk/Liz Kearney, Camargue
Tel: +44 (0)20 7636 7366 or email: pstelmaszczyk@camarguepr.com

MEN WASH THEIR HAIR MORE OFTEN THAN WOMEN

European men wash their hair on average four times a week, compared to just three times per week for women, according to findings from Taylor Nelson Sofres (TNS).

The research - carried out by TNS' European Toiletries and Cosmetics Database (ETCD) - compared hair care in Britain, France, Germany, Italy and Spain. Styling products such as gels, creams and waxes, are the most popular products in the hair care market having experienced growth of 16 per cent over the past year. In addition, half of women (50 per cent) in Europe say they have coloured their hair at least once in the last six months. Contrastingly, men are less interested in using hair colourants with only four per cent saying they have coloured or bleached their hair during the same period.

The findings also show that men in Britain are more likely than other European men to use some of the new 'alternative products' on the market to wash their hair. Whilst shampoo remains the most popular product for washing hair (80 per cent), use of other products such as 'body and hair shampoo' and shower gel has increased amongst men by over 30 per cent over the last 12 months. This trend has been driven by 11-24 year olds who may be looking for more convenient, all-in-one products to use, for example, when at the gym.

Amelie Gouws, Account Manager of ETCD, Taylor Nelson Sofres said:
"The current hair care market in Britain is buoyant as people are more concerned than ever about their appearance. Most people look forward to a regular trip to their hairdresser and many continue to go back to the same one for a more personal approach and because they trust their stylist.

“ Styling is enjoying considerable success as manufacturers continue to launch new and innovative products, which are proving especially popular with younger people. This group is most likely to change its preferences on a regular basis and manufacturers must constantly develop new ideas, products and ‘looks’ to sustain interest. Manufacturers are also running advertising campaigns based on specific appearance styles, for example, the ‘just-got-out-of-bed’ look. This helps to bring more users – who want the same look – into the market.”

Additional findings include:

- The value of female hairdressing (ie payment for service but not including products sold at the salon) is £2.3 billion per year in Great Britain
- Some 92 per cent of women and 78 per cent of men in Great Britain pay to go to a hairdresser
- 11-44 year olds in Great Britain go to a salon 5.6 times a year while the over-45s go on average 13 times a year
- Spain has the largest percentage of people claiming to have greasy hair (16 per cent) compared to only five per cent in Britain
- In all European countries surveyed, men are much more likely to suffer from dandruff. Four out of ten men say that they have dandruff ‘regularly; compared to just 27 per cent of women
- Almost one in three men (28 per cent) in Italy have shaved their hair in the last three months compared to 16 per cent in Britain
- British women wash their hair the most often in Europe (four times a week compares to 2.6 times in Italy

- Ends -

Notes to editors

Research was undertaken by Taylor Nelson Sofres European Cosmetics and Toiletries Database on hair care during the 12 months to December 2001 and from the PCP Salon Syndicate database during the 12 months to September 2001. The European Toiletries & Cosmetics Database (ETCD) is the only true Pan-European database that continuously monitors the usage of all toiletries and cosmetics. It utilises a tried and trusted technique of self-completion diary and questionnaire in Britain, France, Germany, Italy, and Spain .

Through its network of offices in more than 50 countries, Taylor Nelson Sofres provides marketing information services to leading national and multi-national companies operating in over 80 countries. It is ranked as the fourth largest marketing information group in the world. Further information on Taylor Nelson Sofres is available from the corporate website: http://www.tnsofres.com

For further information contact:

Gillian Kidney, UK PR Executive, Taylor Nelson Sofres
Tel: +44 (0)20 8967 1415 or email: gillian.kidney@tnsofres.com

Paul Stelmaszczyk/Liz Kearney, Camargue
Tel: +44 (0)20 7636 7366 or email: pstelmaszczyk@camarguepr.com

02 JUN 20 AM 11: 14

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

18th June 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

- Taylor Nelson Sofres Quest Trustee Limited Annual Return

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1334.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

6 June 2002

Dear Sir/Madam

Taylor Nelson Sofres Quest Trustee Limited
Registered No 4219086

I enclose completed and duly signed form 363s annual return in connection with the above-named company together with cheque for the sum of £15.00 being the filing fees due.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Judith George

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Katie Edwards, Bank of New York (US)- 001 212 571 3050.

f:\users\legal\judi_g\general3\158let.doc

Companies House
— for the record —

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

The Company Secretary
TAYLOR NELSON SOFRES QUEST TRUSTEE
LIMITED 43610-01932
C/O Taylor Nelson Sofres Plc
West Gate
London
W5 1UA

Our Ref 4219086/01/01
Date 2nd May 2002

2002 Annual Return for Company Number 4219086

Your company's 2002 Annual Return is attached to this letter. It shows the information Companies House held on **27th April 2002** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Enter details of your company's principal business activities in section 1
- Enter details of share capital in section 3
- Enter details of current shareholders in section 4A
- Enter details of any former shareholders in section 4B
- Complete and sign the Declaration
- **Return the full Annual Return with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **17th May 2002 the return date**
- Reaches Companies House by **14th June 2002 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £15. Please send a cheque made payable to Companies House with your completed Annual Return.

Companies House
— for the record —

Company Name
TAYLOR NELSON SOFRES QUEST TRUSTEE LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
4219086
Information extracted from Companies House records on
27th April 2002

Section 1: Company details

Ref: 4219086/01/01	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**C/O Taylor Nelson Sofres Plc West Gate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *Please enter principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes. Please use the most appropriate code in the list, or write a short description of your company's activities.*	*None held, please enter SIC code or description in the amended details column.*	**SIC CODE** **Description**

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** **Judith GEORGE** **Address** **24 Holly Gardens** **West Drayton** **Middlesex** **UB7 9PE**	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Judith GEORGE ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **David ADDIS** **Address** **17 Burnt Oak** **Cookham** **Maidenhead** **Berkshire** **SL6 9RL** **Date of birth** **24/02/1950** **Nationality** **British** **Occupation** **Data Services Director**	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____________ Occupation ____________ Date of change _ _ / _ _ / _ _ _ _ Date David ADDIS ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Anthony Brian COWLING** **Address** **4 Links Road** **Epsom** **Surrey** **KT17 3PS** **Date of birth** **02/01/1936** **Nationality** **British** **Occupation** **Director**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Anthony Brian COWLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Michael Laurence PETCH** **Address** **Chestnut Cottage** **Horn Lane East Hendred** **Wantage** **Oxfordshire** **OX12 8LD** **Date of birth** **28/11/1955** **Nationality** **British** **Occupation** **Group Hr Director**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Michael Laurence PETCH ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Leslie Ronald TAYLOR** **Address** **34 Whinneys Road** **Loudwater** **Buckinghamshire** **HP10 9RL** **Date of birth** **19/12/1943** **Nationality** **British** **Occupation** **Director**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Leslie Ronald TAYLOR ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Euan Malcolm Forbes TEMPLE** **Address** **3 Lammas Gardens** **East Bridgford** **Nottingham** **Nottinghamshire** **NG13 8LQ** **Date of birth** **07/01/1946** **Nationality** **British** **Occupation** **Solicitor**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Euan Malcolm Forbes TEMPLE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Section 3: Total Issued Share Capital

(B)

> Please enter the details of the company's total share capital in the space provided below.

Issued share capital details

Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY	1	£1.

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 1

Aggregate Nominal Value of issued shares: £1

Please send a full list of shareholders with this annual return. Use Sections 4A (and 4B if appropriate) to give the details. You must name all the shareholders.

> Please fill in the details of any persons or corporate bodies who are shareholders at the date of this return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding seperately.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name TAYLOR NELSON SOFRES plc Address WESTGATE LONDON UK Postcode W5 1UA	1	1	30/5/01
Name Address UK Postcode			
Name Address UK Postcode			
Name Address			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 30 / 05 / 2002

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***17/5/2002***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **17th May 2003** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Cheque ☑ *Postal Order* ☐ *Cheque / Postal Order Number* ________

(Please complete as appropriate)

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: JUDITH GEORGE

Telephone number *inc code*: 020 8967 4108

Address: C/O TNS SOFRES PLC
WESTGATE
LONDON

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ________

Postcode: W5 1UA

02 JUN 20 AM 11:14

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

17 June 2002

Dear Sir/Madam

Choicethink (1995) Limited: 2207359
Multi Resource Marketing Limited: 2184976
MRM Distributions Limited: 2182246

I enclose completed and duly signed forms 363s in connection with the above-named companies together with cheque for the sum of £45.00 being the filing fees due.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Judith George

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Katie Edwards, Bank of New York (US)- 001 212 571 3050.

f:\users\legal\judi_g\general3\182let.doc

Companies House
— for the record —

Company Name
CHOICETHINK (1995) LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
2207359

Information extracted from Companies House records on
11th May 2002

Section 1: Company details

Ref: 2207359/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**C/O Taylor Nelson Sofres West Gate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** / **Description** **7220** / **Software consultancy and supply**	**SIC CODE** / **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Paul Simon Kent WRIGHT **Address** 29 Turney Road Dulwich London SE21 7JA	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of change __ / __ / ____ Date Paul Simon Kent WRIGHT ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Antony Brian COWLING ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 210,000	Number of shares issued
	Aggregate Nominal Value of issued shares £210,000.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 210,000	Total number of shares issued
	Total Nominal value of shares issued £210,000.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TAYLOR NELSON COFRES GROUP LTD	Name __________	
Address Westgate London W5 1VA	Address __________ __________ __________ UK Postcode	**Shares transferred by** TAYLOR NELSON COFRES GROUP LTD
Shares held *Class* / *Number* Ordinary / 210000	**Shares held** *Class* / *Number*	*Class* / *Number* / *Date of transfer* __/__/____ __/__/____

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature BKWright (Director / Secretary)

Date __ / __ / ____

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***30/5/2002***

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **30th May 2003** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Cheque ☑ *Postal Order* ☐ *Cheque / Postal Order Number* 093412

(Please complete as appropriate)

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name JUDITH GEORGE

Telephone number *inc code* 0208 967 4108

Address TNS plc
WESTGATE, LONDON

DX number *if applicable*

DX exchange

Postcode W5 1UA

Companies House
— for the record —

Company Name
MULTI RESOURCE MARKETING LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
2184976

Information extracted from Companies House records on
11th May 2002

Section 1: Company details

Ref: 2184976/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**C/O Taylor Nelson Sofres Plc Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7415** **Management activities holding comps**	**SIC CODE** **Description**

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Martin Stevenson Crosbie FRAME **Address** 23 St Jamess Gardens Holland Park London W11 4RE	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address
	Date of birth 30/04/1945	
	Nationality British	UK Postcode
Particulars of a new Director must be notified on form 288.	**Occupation** Chartered Accountant	Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Martin Stevenson Crosbie FRAME ceased to be director (if applicable) 31 / 12 / 2000

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TAYLOR NELSON SOFRES PLC	Name ______	
Address Westgate London W5 1UA	Address ______ ______ ______ UK Postcode	**Shares transferred by** TAYLOR NELSON SOFRES PLC
Shares held *Class* Ordinary *Number* 152158	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

Current details	Amended details	Shares transferred
> **Shareholder Name** TAYLOR NELSON SOFRES INTERNATIONAL LTD	Name ______	
Address Westgate London W5 1UA	Address ______ ______ ______ UK Postcode	**Shares transferred by** TAYLOR NELSON SOFRES INTERNATIONAL LTD
Shares held *Class* Ordinary *Number* 4522	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature PK Wright (Director / Secretary)

Date __ / __ / ____

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***30/5/2002***

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **30th May 2003** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Cheque ☑ *Postal Order* ☐ *Cheque / Postal Order Number* 093412

(Please complete as appropriate)

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: JUDITH GEORGE

Telephone number *inc code*: 0208 967 4108

Address:
TNS plc
WESTGATE
LONDON

DX number *if applicable*: ______

DX exchange: ______

Postcode: W5 1UA

Companies House

— for the record —

Company Name

MRM DISTRIBUTIONS LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

2182246

Information extracted from Companies House records on

11th May 2002

Section 1: Company details

Ref: 2182246/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**C/O Taylor Neilson Sofres Plc Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **7440** **Advertising**	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Paul Simon Kent WRIGHT **Address** 29 Turney Road Dulwich London SE21 7JA	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of change __ / __ / ____ Date Paul Simon Kent WRIGHT ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Antony Brian COWLING ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Martin Stevenson Crosbie FRAME	Name ________________
	Address 23 St Jamess Gardens Holland Park London W11 4RE	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________________ ________________ ________________
	Date of birth 30/04/1945	UK Postcode _ _ _ _ _ _ _
	Nationality British	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288.	**Occupation** Chartered Accountant	Nationality ________________ Occupation ________________ Date of change 31 / 12 / 2000 Date Martin Stevenson Crosbie FRAME ceased to be director (if applicable) 31 / 12 / 2000

Company Number - 2182246

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 240,000	Number of shares issued
	Aggregate Nominal Value of issued shares £240,000.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 240,000	Total number of shares issued
	Total Nominal value of shares issued £240,000.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder** **Name** TAYLOR NELSON SOFRES PLC	Name ______	
Address Westgate London W5 1UA	Address ______ ______ ______ UK Postcode	**Shares transferred by** TAYLOR NELSON SOFRES PLC
Shares held *Class* / *Number* Ordinary / 240000	**Shares held** *Class* ______ / *Number* ______ ______ / ______	*Class* / *Number* / *Date of transfer* ______ / ______ / __/__/____ ______ / ______ / __/__/____

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	**Class and number of shares or amount of stock held**	**Class and number of shares or amount of stock transferred** (If appropriate)	**Date of registration of transfer** (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature PSK Wright (~~Director~~/ Secretary)

Date __ / __ / ____

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***30/5/2002***

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **30th May 2003** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Cheque ☑ *Postal Order* ☐ *Cheque / Postal Order Number* 093412

(Please complete as appropriate)

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: JUDITH GEORGE

Telephone number *inc code*: 020 8967 4108

Address: TAYLOR NELSON SOFRES plc
WESTGATE
LONDON

DX number *if applicable*:

DX exchange:

Postcode: W5 1UA